                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            CHATEAU PROPERTIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   161739107
                                 (CUSIP Number)

                                GARY P. MCDANIEL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             ROC COMMUNITIES, INC.
                            6430 SOUTH QUEBEC STREET
                           ENGLEWOOD, COLORADO 80111
                                 (303) 741-3707
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    COPY TO:
                             JAY L. BERNSTEIN, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000



                                 JULY 17, 1996
            (Date of event which requires filing of this statement)




[ ]      Check box if the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

[x]      Check box if a fee is being paid with the statement.



                                  Page 1 of 8
                            Exhibit Index at Page 8

  CUSIP No. 161739107                13D                      Page 2 of 8 Pages

    1.      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                     ROC COMMUNITIES, INC.

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]

    3.      SEC USE ONLY

    4.      SOURCES OF FUNDS
                                     WC/OO

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            [ ]

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     MARYLAND

                          7.    SOLE VOTING POWER
       NUMBER OF
         UNITS                                   447,115*
      BENEFICIALLY
        OWNED BY          8.    SHARED VOTING POWER
          EACH
       REPORTING                                 0
      PERSON WITH
                          9.    SOLE DISPOSITIVE POWER

                                                 420,000*

                         10.    SHARED DISPOSITIVE POWER

                                                 0

    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     447,115*

    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                                                                            [ ]
    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     7.3%

    14.     TYPE OF REPORTING PERSON

                                     CO

*        Beneficial ownership disclaimed with respect to all of such shares.
         See Item 5 below.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D (this "Schedule") relates to shares of common stock, par value $.01 per share ("Shares"), of Chateau Properties, Inc., a Maryland corporation ("Chateau"). The principal executive offices of Chateau are located at 19500 Hall Road, Clinton Township, MI 48038.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) The person filing this statement is ROC Communities, Inc., a Maryland corporation ("ROC"). The principal executive office of ROC is located at 6430 South Quebec Street, Englewood, CO 80111. ROC is a real estate investment trust primarily engaged in the ownership, operation and management of manufactured home communities.

         Pursuant to General Instruction C of Schedule 13D, the names, business addresses, principal occupations and citizenship of the executive officers and directors of ROC are set forth in Annex A hereto and are incorporated herein by reference.

         (d)-(e) During the last five years, neither ROC nor, to the knowledge of ROC, any of the executive officers and directors of ROC listed in Annex A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 17, 1996, ROC, Chateau, Chateau Communities, Inc., a Maryland corporation ("Chateau Communities") organized by ROC and Chateau, and R Acquisition Sub, Inc., a Maryland corporation and a subsidiary of Chateau Communities ("RSub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Chateau will merge with Chateau Communities, with Chateau Communities surviving such merger (the "Chateau Merger"), and ROC will merge with RSub, with ROC surviving such merger (the "ROC Merger" and, together with the Chateau Merger, the "Mergers").

         As a result of the Mergers, each outstanding share of common stock, par value $.01 per share, of ROC ("ROC Common Stock") and non-voting redeemable stock, par value $.01 per share, of ROC ("ROC Non-Voting Stock") will be converted into 1.042 shares of common stock, par value $.0001 per share, of Chateau Communities ("Chateau Communities Common Stock"), and each outstanding share of common stock, par value $.01 per share, of Chateau ("Chateau Common Stock") will be converted into one share of Chateau Communities Common Stock. The Mergers are subject to a number of conditions, as described in the Merger Agreement.

         Pursuant to the Merger Agreement, ROC was granted the Chateau Option (defined in Item 4 below) and received the Chateau Principal Proxy (defined in
Item 4 below) entitling ROC to vote the shares of Chateau Common Stock held by certain persons in favor of the Mergers. None of the triggering events permitting exercise of the Chateau Option has occurred as of the date of this
Schedule 13D. In the event that the Chateau Option becomes exercisable and ROC wishes to purchase for cash the Chateau Common Stock subject thereto, ROC anticipates that it would fund the exercise price from working capital or through other sources, which could include borrowings.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The "Chateau Option Agreement" provides ROC an option (the "Chateau Option") to purchase up to 420,000 shares of Chateau Common Stock from Chateau. The option is exercisable by ROC, in whole or in part, at any time or from time to time after the Merger Agreement becomes terminable by ROC under circumstances which could entitle ROC to receive certain break-up expenses or fees pursuant to the Merger Agreement, regardless of whether the Merger Agreement is actually terminated (any such event by which the Merger Agreement becomes so terminable by ROC being referred to herein as a "ROC Trigger Event"). The right of ROC to exercise the option shall terminate on the date which is 365 days after the date that Chateau shall notify ROC in writing of the occurrence of any ROC Trigger Event. The Chateau Option Agreement is filed herewith as Exhibit 7.1 and is incorporated herein by reference.

         The "Chateau Principal Proxy" has been executed by certain holders of Chateau Common Stock (John A. Boll, C.G. Kellogg and Tamara D. Fischer) and authorizes ROC to vote the shares of Chateau Common Stock held by such Chateau stockholders in favor of the Chateau Merger and the approval and adoption of the Merger Agreement and the other transactions contemplated thereby. A copy of the Chateau Principal Proxy is attached hereto as Exhibit 7.2 and is incorporated herein by reference.

         Except as set forth in this Item 4, ROC has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

         The preceding summary of certain provisions of the Chateau Option Agreement and the Chateau Principal Proxy, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Pursuant to the Chateau Option Agreement, ROC has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 420,000 shares of Chateau Common Stock, which represents beneficial ownership of approximately 6.9% of the shares of Chateau Common Stock currently outstanding. If ROC were to acquire such shares, it would have sole voting and, subject to certain restrictions set forth in the Chateau Option Agreement, dispositive power with respect thereto. Because of the limited circumstances in which the option granted under the Chateau Option Agreement is exercisable, ROC disclaims beneficial ownership of such shares of Chateau Common Stock subject to the Chateau Option Agreement.

                 Pursuant to the Chateau Principal Proxy, ROC has sole voting power with respect to 27,115 shares of Chateau Common Stock, representing approximately 0.4% of the shares of Chateau Common Stock currently outstanding, for the purpose of voting in favor of the Chateau Merger and the approval and adoption of the Merger Agreement and the other transactions contemplated thereby. ROC does not have dispositive power with respect to such shares nor does it have voting power with respect to such shares except with regard to the Chateau Merger and matters relating thereto. As a result, ROC disclaims beneficial ownership of the shares subject to the Chateau Principal Proxy.

                 Steven G. Davis, a director of ROC, is a co-trustee of a trust that owns 900 shares of Chateau Common Stock. Other than as described above, to the best of its knowledge, no executive officer or director of ROC beneficially owns any shares of Chateau Common Stock.

         (c) Except as described above, there have been no transactions in shares of Chateau Common Stock by ROC, or, to the best knowledge of ROC, any of ROC's executive officers and directors during the past 60 days.

         (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Except as set forth in items 3, 4 and 5, neither ROC nor, to the best knowledge of ROC, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Chateau.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 Exhibit 7.1 Stock Option Agreement, dated as of July 17, 1996, between Chateau Properties, Inc., as issuer, and ROC Communities, Inc., as grantee
                                           (incorporated by reference to
                                           Exhibit 10.1 of ROC's Current Report
                                           on Form 8-K filed on July 29, 1996).

                 Exhibit 7.2 Agreement and Irrevocable Proxy, dated as of July 17, 1996, by and between C.G. Kellogg, Tamara D. Fischer and John A. Boll and ROC Communities, Inc.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 1996

                             ROC COMMUNITIES, INC.



                                        By:   /s/  Gary P. McDaniel
                                        Gary P. McDaniel
                                        President and Chief Executive Officer

                                                                         ANNEX A

                            IDENTITY AND BACKGROUND


         The following table sets forth the names, addresses and principal occupations of the executive officers and directors of ROC. Each such person is a citizen of the United States. Unless otherwise indicated, the business address of each executive officer of ROC is 6430 South Quebec Street, Englewood, Colorado 80111.

           Name and Address                                            Occupation
           ----------------                                            ----------
 Gary P. McDaniel                      Chairman of the Board of Directors, President
                                       and Chief Executive Officer

 Steven G. Davis                       Executive Vice President, Chief Financial Officer and Director

 James B. Grange                       Executive Vice President and Chief Operating Officer

 Rees F. Davis, Jr.                    Executive Vice President-Acquisition and Sales

 Tucker Hart Adams                     Director
 4822 Alteza Drive                     President, The Adams Group, Inc.
 Colorado Springs, CO 80917

 James L. Clayton                      Director
 Clayton Homes, Inc.                   Chairman of the Board and Chief Executive Officer, Clayton Homes, Inc.
 623 Market - 8th Floor
 Knoxville, TN 37902

 James M. Hankins                      Director
 Hankins Enterprises
 1400 S. Colorado Blvd., #410
 Denver, CO 80222

 Donald E. Miller                      Director
 5965 E. Princeton Circle
 Englewood, CO 80111

                                 EXHIBIT INDEX


                                                                                                 SEQUENTIAL
    EXHIBIT NO.                                DESCRIPTION                                      PAGE NUMBER
    -----------                                -----------                                           ------
        7.1                 Stock  Option  Agreement, dated  as  of  July 17,  1996,
                            between  Chateau  Properties, Inc.,  as issuer,  and ROC
                            Communities,   Inc.,   as   grantee   (incorporated   by
                            reference  to Exhibit  10.1 of  ROC's Current  Report on
                            Form 8-K filed on July 29, 1996).
        7.2                 Agreement and  Irrevocable Proxy,  dated as of  July 17,
                            1996,  by and  between C.G.  Kellogg, Tamara  D. Fischer
                            and John A. Boll and ROC Communities, Inc.